DAVIS POLK & WARDWELL
John Banes 020 7418 1317 John.Banes@dpw.com	99 GRESHAM STREET LONDON EC2V 7NG 020 7418 1300 FAX 020 7418 1400	New York Menlo Park Washington, D.C. Paris Frankfurt Madrid Tokyo Beijing Hong Kong

May 25, 2007
Re:	Siemens Aktiengesellschaft
Form 20-F for Fiscal Year Ended September 30, 2006 Filed December 11, 2006 File No. 1-5174

Mr. Joseph M. Kempf
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Kempf:

     I am writing on behalf of Siemens Aktiengesellschaft (“Siemens”) in connection with the Staff’s review of Siemens’ Annual Report on Form 20-F for the fiscal year ended September 30, 2006. I refer to our telephone conversation on May 24, 2007. As we discussed, Siemens is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated May 21, 2007. In light of the subject matter of the Staff’s comments and the need to ensure appropriate review by management, Siemens respectfully proposes to respond to the comment letter by June 29, 2007. We trust that the timing of such response is acceptable to the Staff.

     We would be also grateful if you would direct further correspondence relating to the comment letter to Mr. Joe Kaeser, Executive Vice-President and Chief Financial Officer of Siemens (fax no. 011-49-89-636-58-005), with a copy to the undersigned.

THE PRINCIPAL PLACE OF BUSINESS OF THE PARTNERSHIP IN GREAT BRITAIN IS THE
ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.

Mr. Joseph M. Kempf	2	May 25, 2007

     Please do not hesitate to contact me (tel. no. 011-44-20-7418-1317; fax no. 011-44-20-7710-4817) should you have any questions regarding the foregoing. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ John W. Banes
John W. Banes

cc:	Robert S. Littlepage
U.S. Securities and Exchange Commission

Larry Spirgel
U.S. Securities and Exchange Commission

Via Edgar Submission